CAPRIUS, INC.
------------------------------------
One Parker Plaza, Fort Lee, NJ 07024
(201) 592-8838 o Fax: (201) 592-9430


March 7, 2005


Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Mr. Jeffrey Riedler
       Assistant Director

RE:    CAPRIUS, INC.
       WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2
       FILE NO. 333-118869

Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, this letter serves as an application by Caprius, Inc. to withdraw the Registration Statement on Form SB-2 we had filed on September 8, 2004 (File No. 333-118869) (the "Registration Statement"), including the subsequent Pre-Effective Amendments thereto filed on November 5, 2004 and November 15, 2004. No securities have been offered or sold in connection with the offering registered under the Registration Statement.

Should you have any questions or require additional information regarding our application for withdrawal, please contact me or our counsel Bruce A. Rich of Thelen Reid & Priest LLP at (212) 603-6780.

Sincerely,

/s/ Jonathan Joels

Jonathan Joels
Chief Financial Officer

JJ/bt